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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                              (Section 240.13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
        TO SECTION 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                              SECTION 240.13d-2(a)

                           (Amendment No. _________)1


                             Hawaiian Holdings, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    419879101
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                    Yedi Wong
                         One Maritime Plaza, 11th Floor
                         San Francisco, California 94111
                                 (415) 362-7677
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 4, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 13d-1(f) or 240.13d-1(g), check the following box [ ].

                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
         Section 240.13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               Page 1 of 13 Pages
                         Exhibit Index Found on Page 12

------------------------
         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       13D
===================
CUSIP No. 419879101
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Lonestar Partners, L.P.
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                        (a) [   ]
                                                        (b) [ X ]
------------====================================================================
    3       SEC USE ONLY


------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)

            WC
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)

                                                            [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
------------====================================================================
                            7        SOLE VOTING POWER

                                     -0-
       NUMBER OF        -------------===========================================
                            8        SHARED VOTING POWER
        SHARES
     BENEFICIALLY                    1,451,256
       OWNED BY         -------------===========================================
                            9        SOLE DISPOSITIVE POWER
         EACH
                                     -0-
       REPORTING        -------------===========================================
      PERSON WITH           10       SHARED DISPOSITIVE POWER

                                     1,451,256
------------====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,451,256
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)

                                                            [   ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.1%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            PN
------------====================================================================

                               Page 2 of 13 Pages

                                       13D
===================
CUSIP No. 419879101
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Lonestar Capital Management LLC
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                        (a) [   ]
                                                        (b) [ X ]
------------====================================================================
    3       SEC USE ONLY


------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)

            AF
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)

                                                            [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
------------====================================================================
                            7        SOLE VOTING POWER

                                     -0-
       NUMBER OF        -------------===========================================
                            8        SHARED VOTING POWER
        SHARES
     BENEFICIALLY                    1,451,256
       OWNED BY         -------------===========================================
                            9        SOLE DISPOSITIVE POWER
         EACH
                                     -0-
       REPORTING        -------------===========================================
      PERSON WITH           10       SHARED DISPOSITIVE POWER

                                     1,451,256
------------====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,451,256
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)

                                                            [   ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.1%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IA, OO
------------====================================================================

                               Page 3 of 13 Pages

                                       13D
===================
CUSIP No. 419879101
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Jerome L. Simon
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                        (a) [   ]
                                                        (b) [ X ]
------------====================================================================
    3       SEC USE ONLY


------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)

            AF
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)

                                                            [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
------------====================================================================
                            7        SOLE VOTING POWER

                                     -0-
       NUMBER OF        -------------===========================================
                            8        SHARED VOTING POWER
        SHARES
     BENEFICIALLY                    1,451,256
       OWNED BY         -------------===========================================
                            9        SOLE DISPOSITIVE POWER
         EACH
                                     -0-
       REPORTING        -------------===========================================
      PERSON WITH           10       SHARED DISPOSITIVE POWER

                                     1,451,256
------------====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,451,256
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)

                                                            [   ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.1%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN, HC
------------====================================================================

                               Page 4 of 13 Pages

Item 1.  Security And Issuer.
------   -------------------

         This statement relates to shares of Common Stock (the "Shares") of Hawaiian Holdings, Inc. (the "Company"). The Company's principal offices are located at 3375 Koapaka Street, Suite G-350, Honolulu, Hawaii 96819.

Item 2.  Identity And Background.
------   -----------------------

         (a) This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons."

              (i) Lonestar Partners, L.P.
                  ----------------------

                  Lonestar  Partners,   L.P.,  a  Delaware  limited  partnership
                  ("Lonestar"), with respect to the Shares held by it.

             (ii) Lonestar Capital Management LLC
                  -------------------------------

                  Lonestar Capital Management LLC, a Delaware limited liability company ("LCM"), the investment adviser to and general partner of Lonestar, with respect to the Shares held by Lonestar.

            (iii) Jerome L. Simon
                  ---------------

                  Jerome L. Simon ("Simon"), the manager and sole member of LCM, with respect to the Shares held by Lonestar.

         (b) The address of the principal business and principal office of the Reporting Persons is One Maritime Plaza, 11th Floor, San Francisco, California 94111.
         (c) The principal business of Lonestar is that of a private investment fund engaging in the purchase and sale of investments for its own account. The principal business of LCM is to act as the general partner of and investment advisor to Lonestar. The principal business of Simon is serving as the manager and sole member of LCM.
         (d) None of Lonestar, LCM or Simon has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                               Page 5 of 13 Pages

         (e) None of Lonestar, LCM or Simon has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
         (f) The citizenship of each of Lonestar and LCM is set forth above. Simon is a citizen of the United States.

Item 3. Source And Amount Of Funds And Other Consideration.
------  --------------------------------------------------

         The net  investment  cost  (including  commissions)  for the  1,451,256
Shares  held  by  Lonestar  is   $1,976,314.83.   The   consideration  for  such
acquisitions was obtained from working capital.

Item 4. Purpose Of The Transaction.
------  --------------------------

         The Company is a holding company that conducts its operations through its wholly-owned subsidiary, Hawaiian Airlines, Inc. (the "Subsidiary"). The Subsidiary filed for bankruptcy in the United States Bankruptcy Court for the District of Hawaii (the "Bankruptcy Court") on March 21, 2003 (the "Bankruptcy Case").
         The Shares reported herein were acquired for investment purposes, and the acquisitions of the Shares by Lonestar were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company. LCM is examining its options with respect to the possibility of taking actions that it believes will maximize the value of the Shares.
         LCM believes that the Subsidiary's operating performance has improved materially in 2003 (see the Subsidiary's monthly operating reports, which are filed by the Company with the U.S. Securities and Exchange Commission on Form 8-K). As a result, as a shareholder of the Company, Lonestar has a significant interest in the Bankruptcy Case and may seek to enforce its interests to

                               Page 6 of 13 Pages
the extent permitted under all applicable laws. LCM feels that Lonestar's interests, and those of other non-insider, minority shareholders of the Company, may not be adequately represented and protected by the Company or by the Trustee appointed to the Bankruptcy Case. Accordingly, LCM is considering engaging in discussions with other stockholders of the Company, Company management, the Trustee and other constituents in the Bankruptcy Case in order to protect Lonestar's interests, although LCM has not committed to any such actions. In the course of any such discussions, LCM may advocate a particular course of action.
         Although no Reporting Person has any specific plan or proposal to acquire or dispose of Shares, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Shares or dispose of any or all of its Shares depending upon an ongoing evaluation of the investment in the Shares, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations. No Reporting Person has made a determination regarding a maximum or minimum number of Shares which it may hold at any point in time.
         Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest In Securities Of The Issuer.
------  ------------------------------------

         (a)      Lonestar
                  --------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for Lonestar is incorporated herein by reference. The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon

                               Page 7 of 13 Pages
                           the 28,456,165 Shares outstanding as of May 14, 2003 as reported by the Company in its Quarterly Report on Form 10-Q for the period ended March 31, 2003 filed with the Securities and Exchange Commission on August 18, 2003.

                  (c) The trade dates, number of Shares purchased or sold and the price per Share (including commissions) for all purchases and sales of the Shares by Lonestar in the past 60 days are set forth on Schedule A hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

                  (d) LCM has the power to direct the affairs of Lonestar, including the disposition of the proceeds of the sale of the Shares. Simon is the manager and sole member of LCM.

                  (e)      Not applicable.

         (b)      LCM
                  ---

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for LCM is incorporated herein by reference.

                  (c)      None.

                  (d) LCM has the power to direct the affairs of Lonestar, including the disposition of the proceeds of the sale of the Shares. Simon is the manager and sole member of LCM.

                  (e)      Not applicable.

         (c)      Simon
                  -----

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for Simon is incorporated herein by reference.

                  (c)      None.

                  (d) LCM has the power to direct the affairs of Lonestar, including the disposition of the proceeds of the sale of the Shares. Simon is the manager and sole member of LCM.

                  (e)      Not applicable.

         The Shares reported hereby for Lonestar are owned directly by Lonestar. LCM, as general partner and investment adviser to Lonestar, may be deemed to be the beneficial owner of all such

                               Page 8 of 13 Pages

Shares owned by Lonestar. Simon, as the manager and sole member of LCM, may be deemed to be the beneficial owner of all such Shares held by Lonestar. Each of LCM and Simon hereby disclaims any beneficial ownership of any such Shares.

Item 6. Contracts, Arrangements, Understandings Or
------  ------------------------------------------
        Relationships With Respect To Securities Of The Issuer.
        ------------------------------------------------------

         Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Materials To Be Filed As Exhibits.
------  ---------------------------------

         There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Section 240.13d-1(k) under the Securities Exchange Act of 1934, as amended.

                               Page 9 of 13 Pages

                                   SIGNATURES
                                   ----------

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated:   December 12, 2003

LONESTAR PARTNERS, L.P.                       LONESTAR CAPITAL MANAGEMENT LLC

By:  Lonestar Capital Management LLC,         By:     /s/ Jerome L. Simon
     its General Partner                          ---------------------------
                                                     Name: Jerome L. Simon
     By:     /s/ Jerome L. Simon                     Title: Manager
         ---------------------------
            Name: Jerome L. Simon                     /s/ Jerome L. Simon
            Title: Manager                        ---------------------------
                                                        Jerome L. Simon




                               Page 10 of 13 Pages

                                   SCHEDULE A
                                   ----------

                             LONESTAR PARTNERS, L.P.
                             -----------------------


                                 NO. OF SHARES
                                 PURCHASED (P)                 PRICE
       TRADE DATE                 OR SOLD (S)              PER SHARE ($)
      ------------              ---------------           --------------

       2003-10-06                   3,900 (S)                  1.29
       2003-10-08                  18,500 (S)                  1.29
       2003-10-09                  24,000 (S)                  1.29
       2003-10-13                  13,000 (S)                  1.19
       2003-10-13                  42,000 (S)                  1.19
       2003-10-15                  34,600 (S)                  1.04
       2003-10-15                   8,000 (S)                  1.04
       2003-10-21                 100,200 (S)                  1.27
       2003-10-23                  20,000 (S)                  1.18
       2003-10-24                   9,500 (S)                  1.12
       2003-10-27                  55,000 (S)                  1.16
       2003-11-12                  85,600 (P)                  1.37
       2003-11-14                 167,600 (P)                  1.69
       2003-11-17                  63,000 (P)                  1.79
       2003-11-18                  20,000 (P)                  1.88
       2003-11-19                  52,700 (P)                  1.90
       2003-11-20                   5,444 (P)                  1.86
       2003-11-26                  20,000 (P)                  2.12
       2003-12-04                  36,912 (P)                  2.45


                               Page 11 of 13 Pages

                                  EXHIBIT INDEX



EXHIBIT 1                        Joint Acquisition Statement Pursuant to Section
                                 240.13d1(k)




                               Page 12 of 13 Pages

                                                                       EXHIBIT 1
                                                                              to
                                                                    SCHEDULE 13D

                           JOINT ACQUISITION STATEMENT
                       PURSUANT TO SECTION 240.13D-(f)(1)
                       ----------------------------------

         The undersigned  acknowledge and agree that the foregoing  statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated:  December 12, 2003


LONESTAR PARTNERS, L.P.                       LONESTAR CAPITAL MANAGEMENT LLC

By:  Lonestar Capital Management LLC,         By:     /s/ Jerome L. Simon
     its General Partner                          ---------------------------
                                                     Name: Jerome L. Simon
     By:     /s/ Jerome L. Simon                     Title: Manager
         ---------------------------
            Name: Jerome L. Simon                     /s/ Jerome L. Simon
            Title: Manager                        ---------------------------
                                                        Jerome L. Simon


                               Page 13 of 13 Pages